UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           ROBERTSON-CECO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                           The Heico Companies, L.L.C.
    5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                September 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, SR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO, WK, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         10,000,460
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                10,000,460
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,000,460
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.1% (assuming 16,111,550 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     THE HEICO COMPANIES, L.L.C. (FORMERLY CALLED HEISLEY INVESTMENTS LIMITED PARTNERSHIP)
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         5,332,834
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                5,332,834
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,332,834
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33.1% (assuming 16,111,550 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO (Limited Liability Company)
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RC HOLDINGS, INC.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,499,999
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,499,999
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,499,999
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.5% (assuming 16,111,550 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
______________  _________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RBC HOLDINGS, L.P.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,499,999
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,499,999
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,499,999
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.5% (assuming 16,111,550 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HEICO HOLDINGS, INC. (formerly Pettibone Corporation)
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,166,500 shares
  BENEFICIALLY _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,166,500 shares
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     2,166,500
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.4% (assuming 16,111,550 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Amendment No. 8
                                       to
                                  Schedule 13D
                                       of
                               RC Holdings, Inc.,
                               RBC Holdings, L.P.
                             Michael E. Heisley, Sr.
                               Heico Holding, Inc.
                                       and
                           The Heico Companies, L.L.C.
             (formerly called Heico Investments Limited Partnership)
                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                           Robertson-Ceco Corporation


          The information contained in the following schedules is incorporated herein by reference: (i) original Schedule 13D ("Original Schedule 13D") filed November 19, 1993 by RC Holdings, Inc. (formerly called Heico Acquisitions, Inc.) ("RC Holdings") and Michael E. Heisley, Sr. ("Heisley"), (ii) Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed December 14, 1993 by RC Holdings, Heisley and RBC Holdings, L.P., a Delaware limited partnership ("RBC"), (iii) Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") dated November 20, 1995 by RC Holdings, Heisley, RBC, Michael E. Heisley, Jr. and Emily Heisley Stoeckel, (iv) Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3") filed January 10, 1996 by Heico, Heisley, RBC, RC Holdings and Heico Holding, Inc., formerly known as Pettibone Corporation, (v) Amendment No. 4 to the Original Schedule 13D ("Amendment No. 4") filed August 20, 1996,
(vi) Amendment No. 5 to the Original Schedule 13D filed October 9, 1996 ("Amendment No. 5"), (vii) Amendment No. 6 to the Original Schedule 13D filed in February 1997 ("Amendment No. 6") and (viii) Amendment No. 7 to the Original
Schedule 13D filed in August 1997 by RC, Heisley, Heico Companies, Heico and
RBC.

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5000 Executive Parkway, Suite 425, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND

          This Amendment No. 8 is filed on behalf of (i) RBC Holdings, L.P. ("RBC"), (ii) RC Holdings, Inc. ("RC"), (iii) Michael E. Heisley, Sr. ("Heisley"), (iv) The Heico Companies, L.L.C., formerly called Heisley Investments Limited Partnership ("Heico Companies") and (v) Heico Holding, Inc. ("Heico"). Heisley is the Chief Executive Officer and Vice Chairman of the Company.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Heico Companies purchased 1,000,000 shares of Common Stock at $10.00 per share on September 5, 1997. Heico Companies financed such purchase of Common Stock with its line of credit with Bank of America Illinois.

ITEM 4.  PURPOSE OF TRANSACTION

          Except as provided herein, RBC, RC Holdings, Heisley, Heico and Heico Companies have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, they may dispose of all or a portion of the shares of Common Stock held by any of them, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) RBC (and Heisley and RC Holdings, indirectly through RBC) owns 2,499,999 shares of Common Stock. Such shares represent 15.5% of the issued and outstanding shares of Common Stock (based on 16,111,550 shares outstanding). RBC, RC Holdings and Heisley have sole voting and dispositive power with respect to all of such shares of Common Stock.

          Heisley also directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

          After taking into account Heico Companies' purchase of 1,000,000 shares of Common Stock on September 5, 1997, Heico Companies (and Heisley, indirectly through Heico Companies) beneficially owns 5,332,834 shares of Common Stock, which represent 33.1% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding). Heisley, as a general partner of, and as director and President of the other general partner, of Heico Companies, has sole voting and dispositive power with respect to such Common Stock.

          Heico (and Heisley indirectly through Heico) beneficially owns 2,166,500 shares of Common Stock which represents 13.4% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding). Heisley, as controlling partner of the sole stockholder of Heico and as Executive Officer of Heico, has sole voting and dispositive power with respect to such Common Stock.

          When the above shares are aggregated, RBC, RC Holdings, Heisley, Heico and Heico Companies collectively beneficially own 10,000,460 shares of Common Stock, which represent 62.1% of the issued and outstanding Common Stock (based on 16,111,550 shares outstanding).

          (c) Except in connection with this the Common Stock purchased and reported in this Amendment No. 8 or pursuant to the Stock Purchase Agreement described in Amendment No. 7, RBC, Heisley, RC Holdings, Heico and Heico Companies have not effected any transaction in the Common Stock within the 60 day period immediately prior to the event requiring the filing of this Amendment No. 8.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Items 2, 3 and 4 above or stated in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, RC Holdings, Heisley, Heico and Heico Companies, or between them and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson-Ceco Corporation (previously filed with original Schedule 13D).

          2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No.
1).

          3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson-Ceco Corporation (previously filed with Amendment No. 1).

          4. Loan Agreement dated as of December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

          11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No.
1).

          12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates (previously filed with Amendment No. 2).

          13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation (previously filed with Amendment No. 2).

          14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois (previously filed with Amendment No. 2).

          15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois (previously filed with Amendment No. 2).

          16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          18. Stock Purchase Agreement dated August 19, 1996 by and among Pettibone Corporation and Sage Capital Corporation (previously filed with Amendment No. 4).

          19. Registration Rights Agreement dated May 17, 1993 between Robertson-Ceco Corporation and Sage RHH (previously filed with Amendment No. 4).
          20. Assignment Agreement dated as of January 30, 1997, by Pettibone Corporation for the benefit of Heico Companies (previously filed with Amendment No. 6).



                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 12, 1997               RC HOLDINGS, INC.
                                        for itself and as general partner of RBC
                                        Holdings, L.P.


                                        By:    /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title:  Chief Executive Officer



                                        HEICO HOLDING, INC.


                                        By:   /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title: Chief Executive Officer


                                         /s/ Michael E. Heisley, Sr.
                                        Michael E. Heisley, Sr.


                                        THE HEICO COMPANIES, L.L.C.

                                        By:  Heisley Addison Properties,
                                             Inc., its general partner


                                        By:    /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title: President